Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Administrative Committee of SUPERVALU INC., and

SUPERVALU INC.:

We consent to incorporation by reference in the Registration Statement (No. 333-100917) on Form S-8 of SUPERVALU INC., of our report dated August 27, 2004, relating to the statements of net assets available for benefits of the SUPERVALU Retail Employees’ 401(k) Plan as of February 29, 2004 and February 28, 2003, and the related statement of changes in net assets available for benefits for the fiscal year ended February 29, 2004 which report appears in the annual report on Form 11-K of the SUPERVALU Retail Employees’ 401(k) Plan for the fiscal year ended February 29, 2004.

/s/    KPMG LLP

Minneapolis, Minnesota

August 27, 2004